CHINA MEDICINE CORPORATION
Room 702, Guangri Mansion No. 9
South Wuyang Xin Chengsi
Guangzhou, China 510600

April 10, 2009

Mr. David Walz
Division of Corporation Finance
Office of Beverages, Apparel and Healthcare Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	China Medicine Corporation (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 14, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 14, 2008
File No. 000-51379

Dear Mr. Walz:

Reference is made to your comment letter, dated March 13, 2008, relating to the subject Forms 10-KSB and 10-Q (the “Comment Letter”).  Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation Results of Operations, page 40

Revenue, page 41

1.	You have not indicated the reasons for the remaining $13.5 increase in product sales. Please tell us and disclose in future filings whether this increase was due to increases in volume, price, etc.

Response: This increase in product sales was due to increase in sales volume of prescription medicines, western medicines, and traditional Chinese medicines which was driven by expansion of our distribution network to municipal and rural areas of Guangdong Province in 2007.  We will also disclose this in future filings.

Mr. David Walz
U.S. Securities and Exchange Commission
April 10, 2009

Item 8A. Controls and Procedures, page 45

2.
In your response to comment two from our previous letter dated July 8, 2008 you state that "management believes that this deficiency does not amount to a material weakness and therefore that the Company's disclosure controls and procedures were effective as of December 31, 2007." This evaluation is contradictory to your disclosures at page 45 of your Form 10-K, in which you state your disclosure controls and procedures were not effective as of December 31, 2007. Please clarify for us whether your disclosure controls and procedures were effective as of December 31, 2007.

Response: Management believes that the number and the nature of the significant deficiencies in internal controls over financial reporting identified in our respective Form 10-KSB, when aggregated, amounted to a material weakness. As a result our internal controls over financial reporting were not effective as of December 31, 2007.

We therefore clarify that because of the material weakness in our internal controls over financial reporting our disclosure controls and procedures were not effective as of December 31, 2007.

3.
You also disclosed in the final paragraph under the Disclosure Controls and Procedures subheading the existence of material weaknesses in internal controls over financial reporting. Please reconcile this disclosure with that provided under the Management's Report on Internal Controls over Financial Reporting subheading indicating that there are no material weaknesses, or revise as necessary.

Response: Management believes that the nature of the significant deficiencies in internal controls over financial reporting identified in our respective Form 10-KSB, when aggregated, amounted to a material weakness. As a result our internal controls over financial reporting were not effective as of December 31, 2007.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008  Form 10-Q for the Fiscal Quarter Ended September 30, 2008 Item 4. Controls and Procedures, page 37

4.
Your evaluation of disclosure controls and procedures at March 31, 2008 and the date of your Form 10-Q determined that disclosure controls and procedures were ineffective. Within your Forms 10-Q for the six and nine months ended June 30, 2008 and September 30, 2008, respectively, you have disclosed that your disclosure controls and procedures contained a significant deficiency, and were otherwise effective. Please tell us the specific actions taken to remediate the significant deficiencies described or tell us the basis for your conclusion that disclosure controls and procedures were effective in view of the continued existence of the significant deficiencies.

Response: In view of the number and nature of the significant deficiencies, and of their continued existence, management believes that our disclosure controls and procedures were not effective as of June 30, 2008 and September 30, 2008 respectively.

Mr. David Walz
U.S. Securities and Exchange Commission
April 10, 2009

5.
Revise your disclosures to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state your conclusions in the manner provided in Item 4 of your June 30, 2008 and September 30, 2008 Forms 10-Q, which appear to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Response: Given the identified matters, management believes that our disclosure controls and procedures were not effective as of June 30, 2008 and September 30, 2008 respectively.

6.	Revise to disclose any changes in internal control that occurred during the second and third quarters of 2008. Refer to Item 308(c) of Regulation S-K.

Response: There were no changes in internal control during the second and third quarters of 2008.

However, during that time we took the following actions to remediate the identified material weakness: (i) engaged in modernization of inventories management and reporting system through a number of measures such as warehouse hardware upgrade and improvement of inventories control system, (ii) hired additional English speaking personnel in the administrative division, (iii) continued to implement the Company’s written control and accountability policies for administrative personnel, and (iv) started search for US GAAP knowledgeable financial professionals. Additionally, during that time our staff in the accounting department gained more expertise in internal audit functions. We plan to continue to take measures to remediate the material weakness as soon as practicable including providing US GAAP training to our staff in the accounting department.

7.
As stated in our previous letter dated July 7, 2008, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company acknowledges that:

Mr. David Walz
U.S. Securities and Exchange Commission
April 10, 2009

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

Sincerely,

China Medicine Corporation

By: /s/ Senshan Yang
Senshan Yang
Chief Executive Officer and President